Exhibit 99.1

NeuroSense Ends its At-The-Market Equity Offering Program: Company is
Fully Funded Beyond Clinical Phase 2b ALS Results

Topline clinical data from ALS Phase 2b PARADIGM trial of PrimeC combination therapy is expected Q4 2023; Company is fully funded into Q2 2024

CAMBRIDGE, Mass., Oct. 2, 2023 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today announced it has terminated its previously established “at-the-market” (“ATM”) equity offering program. The termination will take effect at the close of business on October 4th, 2023, following the 3-day termination process of the ATM offering.

“Having completed enrollment in our Phase 2b ALS trial in the second quarter, we continue to dose and monitor patients for the 6-month double blind portion of the study. We also expect to enroll our first patient in our new Phase 2 Alzheimer’s disease study in the coming weeks. With clarity on our R&D and operating expenses, we are confident that our Company is fully funded into the second quarter of 2024,” stated NeuroSense Founder and CEO, Alon Ben-Noon. “With our extensive use of biomarkers in the Phase 2b study, we are optimistic about PrimeC’s mechanism of action and its corresponding clinical results anticipated in Q4 2023.”

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the cash runway of the Company, the timing of clinical top-line results of, and the results of, the PARADIGM clinical trial and the timing of a Phase 2 study for Alzheirmer’s disease. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of clinical top-line results from PARADIGM clinical trial, a delay in patient enrollment for a Phase 2 study for Alzheirmer’s disease; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials, timing for reporting data; the development and commercial potential of any product candidates of the company; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC)., You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183